

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Carleton M. Miller
Chief Executive Officer
Vislink Technologies, Inc.
101 Bilby Road, Suite 15, Bldg. 2
Hackettstown, NJ 07840

      Re: Vislink Technologies, Inc.
           Registration Statement on Form S-3
           Filed May 5, 2020
           File No. 333-238013

Dear Mr. Miller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott M. Miller, Esq.